Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



10015522

09 April 2010

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary Hall (Mrs)
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Bradford & Bingley plc

9 April 2010

Senior appointments: Holding Company of NR(AM)-B&B

Bradford & Bingley plc ("B&B") notes today's further announcement by UKFI regarding the intention to integrate Northern Rock (Asset Management) plc ('NR(AM)') and B&B under a single holding company, and confirms that Richard Pym, Chairman of B&B and NR(AM) has been appointed Chairman designate of the proposed new holding company, and Richard Banks, currently Managing Director of B&B, has been appointed Chief Executive designate.

Richard Pym and Richard Banks will play key roles in setting up the new holding company and they will manage the integration of B&B and NR(AM) alongside Gary Hoffman, the current co-Chief Executive of NR(AM) and Northern Rock plc.

Although no firm timescale can yet be confirmed for the integration of both companies, these appointments are a step towards bringing NR(AM) and B&B under common governance and management. The appointments are subject to regulatory approval from the FSA.

ENDS

Enquiries

Bradford & Bingley Press Office:
+44 (0) 1274 554042
pressoffice@bbg.co.uk

Investor Relations:
+44 (0) 1274 806341

www.bbg.co.uk

Notes to Editors:

On 27 March 2009, Bradford & Bingley submitted its Business Plan and application for State Aid to the European Commission, in accordance with state aid rules after having been taken into public ownership on 29 September 2008. This Business Plan outlined the Group's objectives to repay HM Treasury and the Financial Services Compensation Scheme (FSCS) as soon as market conditions allow, and protect taxpayers, whilst treating customers and creditors fairly. A summary of the Business Plan is available at www.bbg.co.uk.

On 25 January 2010 the European Commission approved the Business Plan and application for State Aid, a decision that ratifies the strategy and approach that is outlined in the Business Plan and is an essential requirement that will help the Group achieve its business objectives.